Exhibit 99.1

IceCure Medical Announces Appointment of Merav Nir Dotan to Vice President Human Resources

-	New executive appointment made commensurate with IceCure’s growth related to the increased adoption of its flagship ProSense® Cryoablation System and development of next-generation of cryoablation devices

CAESAREA, Israel, November 29, 2021 -- IceCure Medical Ltd. (NASDAQ: ICCM) (TASE: ICCM) (“IceCure” or the “Company”), developer of minimally-invasive cryoablation technology, the ProSense® System, that destroys tumors by freezing as an alternative to surgical tumor removal, today announced the appointment of Mrs. Merav Nir Dotan to the new position of Vice President, Human Resources. Mrs. Nir Dotan has over two decades of experience in human resources and organizational management.

“As the company continues to evolve, we believe investing in our Human Resources function commensurate with an investment in human capital so Mrs. Nir Dotan’s appointment is key,” stated Eyal Shamir, Chief Executive Officer of IceCure. “This is especially true as we expand the availability of ProSense globally. Additionally, we are building out our Research & Development and Clinical divisions as we create the next-generation cryoablation systems with single-probe and multi-probe systems. We look forward to growing our talent base in these areas to help meet our development goals.”

Mrs. Nir Dotan was previously Vice President of Human Resources at Hanita Lenses, a medical device manufacturer and provider of intraocular lens solutions for cataract surgery, and previously served in roles handling recruitment and marketing. Mrs. Nir Dotan’s expertise is in organizational change and management as well as recruitment. Mrs. Nir Dotan has a Master of Science in Organizational Behavior from Tel Aviv University and received her undergraduate degree in Human Resources from Ben-Gurion University of the Negev.

Mrs. Nir Dotan commented “I am very enthusiastic to be able to join IceCure at a time when we’ve seen expansion of our cryoablation therapy system globally. This is an important inflection point for the company as we work towards establishing a regulatory path to make the ProSense System available in other major markets, such as the United States, China, and Japan as a minimally invasive treatment to early-stage breast cancer patients. I look forward to supporting existing and new employees so that we may meet the significant market demand that we’ve seen for a minimally-invasive, safe and effective alternative to surgical tumor removal.”

Innovating Cryotherapy Solutions

IceCure Medical Ltd. | 7 Ha’Eshel St., Southern Industrial Park P.O.B. 316, Caesarea, 3079504, Israel

T: +972-4-602-0333 | F: +972-4-6230222 | www.icecure-medical.com

About IceCure Medical

Founded in 2006, Israel-based IceCure Medical (NASDAQ: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally-invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications approved to-date by FDA and the European CE Mark.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses the expansion of the Company’s research and development and clinical divisions, the development of the Company’s regulatory path to make its ProSense System available in the United States, China, and Japan and growing its talent base to help meet the Company’s development goals. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Registration Statement on Form F-1 (as amended, the “Form F-1”). Copies of the Form F-1 are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Chuck Padala

LifeSci Advisors

o: +1 646-627-8390 / c: +1 917-741-7792

email: chuck@lifesciadvisors.com

Innovating Cryotherapy Solutions

IceCure Medical Ltd. | 7 Ha’Eshel St., Southern Industrial Park P.O.B. 316, Caesarea, 3079504, Israel

T: +972-4-602-0333 | F: +972-4-6230222 | www.icecure-medical.com